BRADLEY PHARMACEUTICALS, INC.
           	CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            	(UNAUDITED)


NOTE A - Summary of Accounting Policies

The unaudited interim financial statements of Bradley Pharmaceuticals, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles of complete financial statements.

In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring entries, except for the reduction of chargeback and rebate reserves included in Manage-ment's Discussion and Analysis) necessary to present fairly the financial position as of June 30, 1998 and the results of operations for the three and six month periods ended June 30, 1998 and 1997 and cash flows for the six months ended June 30, 1998 and 1997, respectively. Further, the significant concentra-tions contained therein relatively reflect the concentrations for the six months ended Jume 30, 1998 and 1997.

The accounting policies followed by the Company are set forth in Note A of the Company's financial statements as contained in the Form 10-KSB for the year ended December 31, 1997 filed with the Securities and Exchange Commission.
The Form 10-KSB contains additional data and information with respect to long-term debt, intangible assets, stock agreements, stock option plans, private placement of securities and reserved shares, escrow shares, chargebacks and rebates, related party transactions, income taxes, commitments, economic dependency and other items and is incorporated by reference.

The results reported for the three and six month periods ended June 30, 1998 are not necessarily indicative of the results of operations which may be expected for a full year.




                     	BRADLEY PHARMACEUTICALS, INC.

                 	MANAGEMENT'S DISCUSSION AND ANALYSIS

         This document may contain forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to regulatory action, capital requirements and competing products. Any changes in such assumptions or external factors could produce significantly different results.

LIQUIDITY AND CAPITAL RESOURCES

On June 30, 1998, the Company had working capital of $827,000 an increase of $800,000 over the December 31, 1997 working capital of $27,000. Improvement in the Company's working capital position at June 30, 1998 was primarily due to operating profit and positive cash flow from operations during the six months ended June 30, 1998 and the Company's reversal during the six months ended June 30, 1998 of $309,000 of reserves previously recorded for chargebacks, rebates, and others.

Working capital as of June 30, 1998 included a decrease of $475,000 in cash and cash equivalents due to primarily financing activities. Additionally, current liabilities increased $225,000 from balances at December 31, 1997 as accounts payable and accrued expenses slightly increased. For the six month period ended June 30, 1998, accounts receivable increased $1,625,000 from December 31, 1997 due to increased wholesaler inventory stocking which was prompted by the offering of slight discounts to major customers during June 1998. This event, which also occurred in June 1997, may have the effect of reducing revenue in the Third Quarter 1998 and may have reduced revenue in the Third Quarter 1997. While inventories decreased $57,000 and prepaid samples/ materials decreased $214,000 from levels existing at December 31, 1997, reflec-ting the normal seasonality of the Company's second quarter operations. Additionally, prepaid expenses and other increased $145,000 due to primarily the Company's prepayment of advertising expenses for LePont(R) Beauty Enhancer.

The United States Food and Drug Administration (the "FDA") is currently reviewing cough and cold products for its Over-the-Counter ("OTC") monograph, and could designate the formula that is in DECONAMINE(R) as an OTC formulation. It is not currently possible for the Company to predict how its operations and financial condition will be affected if the DECONAMINE(R) product line is con-verted from prescription status to over-the-counter status.

Further, the Company is required to file and Abbreviated New Drug
Application (ANDA) with the FDA for its DECONAMINE(R) SR product, which is expected to maintain the prescription status of this product beyond the final monograph. The cost of this application is approximately $900,000. The Company has entered into an agreement with Phoenix International to perform clinical studies required for the issuance of the ANDA. As of the date of this 10-QSB, the Company has paid approximately $300,000 with respect to this pro-ject. The project is being deferred until regulatory and competitive circum-stances warrant completion and submission to the FDA. Completion of the research and development project is subject, however, to the Company's either generating sufficient cash flow from operations to fund the same or obtaining requisite financing from outside sources, of which there can be no assurance. Therefore, the Company cannot at this time reasonably anti-cipate the timing of the expenditure of funds for these purposes. The inability of the Company to further develop and/or file the necessary ANDA for DECONAMINE(R) SR could have material adverse effect on the Company's business.

The Company, during January 1997, began a program to repurchase in the open market transactions over the next twenty-four months, up to 5% of its outstanding Class A Common Stock. As of July 23, 1998, the Company has repurchased 195,000 shares of Class A Common Stock at a total cost of $340,000. These shares are held by the Company as treasury shares to be used for purposes deemed necessary by the Company's Board of Directors, including funding the Company's 401(k) Retirement Plan matching contribution.

Based upon a review of its computer operations, the Company has determined that its costs related to the Year 2000 problem will be insignifi-cant. The Company has no internally developed software that it utilizes for its operations, but uses packaged software which is compatible with Year 2000.
The Company expects to upgrade its system in late 1998 or early 1999 and will receive that upgrade in the normal course of business. However, to the extent that vendors and customers or other third parties with whom the Company transmits data electronically are not Year 2000 compliant, there can be no assurance that any resulting problems will not have a material adverse effect on the Company.


RESULTS OF OPERATIONS

Chargebacks and rebates are the difference between prices at which the Company sells its products (principally DECONAMINE(R) SR) to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged-back to the Company or rebated to the end-user at the time of sale to the wholesaler.

NET SALES (net of all adjustments to sales) for the three and six months ended June 30, 1998 were $3,688,000 and $7,929,000, respectively, representing a decrease of $14,000 for the three months, and an increase of $555,000 for the six months ended June 30, 1998. The net sales decrease for the three months ending June 30, 1998 is principally due to a larger change in chargeback reserves in the Second Quarter 1997 versus Second Quarter 1998.
The net sales increase for six month period primarily reflects increases in the sales of the Doak Dermatologics products of $728,000 (25%), principally due to sales of LePont(R) Beauty Enhancer introduced in the Fourth Quarter 1997.
Sales of the Company's Kenwood products decreased slightly (5%), or $206,000, due to a larger reduction in reserves in 1997 versus 1998. The Company's analysis of the trend in actual chargebacks and rebates resulted in a decrease in the percentage used to adjust gross sales to net sales for the Second Quarter of 1998, resulting in increased net sales and profits of $235,000. The decrease in the percentage used to adjust gross sales to net sales reflects improvements in processing chargebacks and rebates as well as less reliance on managed care sales. Any future reductions of this percentage will reflect continuing and future analysis of this trend. There can be no assurance that this trend will continue.

COST OF SALES for the three and six months ended June 30, 1998 were
$1,020,000 and $2,334,000, respectively, representing an increase from the three
and six months ended June 30, 1997 of $67,000 and $527,000.   The Company's
gross profit margin for the three and six months ended June 30, 1998 was 72% and 71%, respectively, as compared to 74% and 75% during the three and six months ended June 30, 1997. This reflects a change in the mix of the Company's sales with greater sales of Doak products which traditionally carry a lower gross profit percentage.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were $2,078,000 and $4,048,000, respectively, for the three and six months ended June 30, 1998, representing an increase of $12,000 (1%) and $37,000 (1%) over the three and six months ended June 30, 1997. This increase reflects, primarily, savings in general and administrative and offset by increased investment in other areas of sales and marketing, and a decrease in research and development costs. The Company has and will continue to institute cost saving programs during 1998.

DEPRECIATION and AMORTIZATION EXPENSES for the three and six months ended June 30, 1998 were $265,000 and $538,000, respectively, representing a decrease of $136,000 and $268,000 as compared to the three and six months ended June 30, 1997. This decrease was principally due to the restructuring of the Berlex transaction as well as the change of estimate for the DECONAMINE(R) amortization period.

INTEREST EXPENSE - NET for the three and six months ended June 30, 1998 decreased by $29,000 and $99,000 as compared to the three and six months ended June 30, 1997. This decrease was principally due to renegotiating and payment of the outstanding debt due to Berlex and repayment of other debt (as discussed in detail in Form 10-KSB for the year ended December 31, 1997).

NET INCOME for the three and six months ended June 30, 1998 was $179,000 and $583,000, respectively, representing an increase of $49,000 (38%) for the three months ended June 30, 1998 as compared to the comparable period during 1997, and an increase of $240,000 (70%) for the six months ended June 30, 1998 as compared to the comparable period during 1997. The increase was principally due to an increase in net sales for the six months ended June 30, 1998 and a decrease in depreciation and amortization and interest expense. The increase in income tax is due to a higher pretax income, offset in part by a decrease in the effective income tax rate from approximately 40% in the six month ended June 30, 1997 to approximately 37% in the six month ended June 30, 1998 due to the benefit derived from deferred tax assets which had previously been fully reserved.

NET INCOME PER COMMON SHARE for the three months ended June 30,
1998 on a basic and diluted basis was $.02 versus the same $.02 earnings for three months versus last year. Net income per common share for the six months ended June 30, 1998 on a diluted basis was $.06 per common share, representing a $.02 increase over a comparable period in 1997. Net income per basic common share was $.07, representing a $.03 increase over a comparable period in 1997.




Item 1. Legal Proceedings

	The Company is a party to various legal proceedings from time to time incidental to the conduct of its business, none of which are material to the business or financial condition of the Company, except as may be disclosed in this or prior reports.




Item 5. Other Information

On April 8, 1994, the Company was apprised by the New York State
Department of Environmental Conservation ("NYSDEC") that Doak's current leased manufacturing facility located on adjoining parcels at 67 Sylvester Street and at 62 Kinkel Street, and former manufacturing facility located at 128 Magnolia Avenue, Westbury, New York, are located in the New Cassel Industrial Area, which had been designated by the NYSDEC on the Registry of Inactive Hazardous Waste Sites (the "Registry"). The real property on which Doak's current manufacturing facility is situated is owned by and leased to the Company by Dermkraft, Inc.
an entity owned by the former controlling shareholders and officers of Doak.
On February 7, 1995, the Company was apprised by the NYSDEC that the current manufacturing facility will be excluded from the Registry. By letter dated April 21, 1995, the NYSDEC notified the Company that it intended to investigate the Company's current manufacturing facility to determine if hazardous sub-stances had previously been deposited on that property. By letter dated October 24, 1995, NYSDEC notified Dermkraft, Inc. that the current manufacturing facility is included in or near an inactive hazardous waste site described as "Kinkel and Sylvester Streets" and that NYSDEC intends to conduct a Preliminary Site Assessment to study the site and immediate vicinity.

Thereafter, by letter dated May 3, 1996 addressed to Dermkraft, Inc., the NYSDEC notified Dermkraft that the site at 62 Kinkel Street has been listed on the Registry due to the presence of trichloroethylene ("TCE") in soils and ground water due to the use of TCE by LAKA Tools and Stamping and LAKA Industries, a former tenant from 1971 through 1984. The NYSDEC documents refer to Doak Dermatologics as the current tenant but do not refer to any activities of Doak Dermatologics or the Company as a basis for the listing in the Registry. The Company cannot at this time determine whether the cost associated with the investigation and required remediation, if any, of the current manufacturing facility will be material. With respect to the former manufacturing facility on Magnolia Avenue, which remains designated by the NYSDEC as part of the Registry, management believes that Doak will not be obligated to contribute to any remediation costs, if any are required.





Item 6. Exhibits and Reports on Form 8-K

(a) Exhibits
    27. Financial Data Schedule

(b) Reports on Form 8-K
    None.



	SIGNATURES


In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                   	BRADLEY PHARMACEUTICALS, INC.
                         	(REGISTRANT)



Date: August 5, 1998                   	 /s/ Daniel Glassman
                                        ---------------------------
                                             Daniel Glassman
                                             Chairman of The Board, President
                                             and Chief Executive Officer
                                             (Principal Executive Officer)

Date: August 5, 1998                     /s/ R. Brent Lenczycki, CPA
                                        ---------------------------
                                             R. Brent Lenczycki, CPA
                                             Manager of Finance
                                             (Principal Financial and
                                             Accounting Manager)











































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